ADASTRA HOLDINGS REPORTS THIRD QUARTER RESULTS; DEMONSTRATING GROSS REVENUES OF $8.1M

LANGLEY, BC / ACCESSWIRE / November 29, 2023/ Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis processor and producer of two top Canadian concentrates brands, with a focus on product innovation and commercialization for adult-use and medical markets, is pleased to report financial results for the three and nine months ended September 30, 2023. All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

"In the third quarter of 2023, we achieved gross revenues of $8.1 million, marking a substantial 49% increase compared to the same period last year. This impressive growth is directly linked to an increase in throughput at our Langley facility. Although we observed a dip in sales from the second quarter of 2023 due to our strategic shift towards prioritizing our in-house brands over production for third-party licensed producers, we are confident in the long-term benefits of this transition. Our in-house brand, Endgame, is in high demand, consistently securing numerous best-selling SKUS on Headset. As we enter the last quarter of 2023, our commitment remains unwavering in delivering value to our stakeholders and capitalizing on the positive momentum we have generated. Notably, we're on track to approach nearly $40 million in annual sales, solidifying our position as a key player in the thriving cannabis industry."

Michael Forbes, Chief Executive Officer

Third Quarter 2023 Financial Highlights

● Gross revenues of $8.1M in the three month period ended September 30, 2023 ("Q3 2023"), compared to $5.5M in the three month period ended September 30, 2022 ("Q3 2022"), representing an increase of 49%, due to a significant increase in the throughput of the Langley facility.

● Gross profit of $2.2M in Q3 2023, compared to $1.6M in Q3 2022, representing an increase of 36%. This was achieved by increasing the economies of scale of production as well as managing the costs of inputs of production.

● Operating expenses as a percentage of gross revenues decreased from 38% in Q3 2022 to 32% in Q3 2023.

● Net loss and comprehensive loss of $642K during Q3 2023, compared to $1.1M during the three month period ended June 30, 2023, a decrease of 40% quarter over quarter.

● During Q3 2023, the Company renewed its $3.5M mortgage with a maturity date of November 1, 2024. The mortgage bears interest at the greater of 11.49% or the prime rate plus 4.29% per annum, calculated monthly, for one year. The interest rate will increase to 15.99% or the prime rate plus 8.79% for the remainder of the term, unless it is renewed earlier.

● Operating expenses increased 27% from $2.1M during Q3 2022 to $2.6M during Q3 2023 which was the result of the Company's increased expenditures on advertising and promotion. The Company worked to build brand awareness of the Endgame and Phyto Extractions product lines by hosting events. These investments in the brand are expected to result in higher sales for future periods.

2023 Year-to-Date Financial Highlights

● During the nine months ended September 30, 2023, cash provided by operating activities increased to $2.2M from operations from $106K during the nine months ended September 30, 2022.

● During the nine months ended September 30, 2023, the Company had free cash flow of $1.5M, compared to negative $221K during nine months ended September 30, 2022. (1)

(1) Free cash flow is a non-GAAP financial measure that is used to measure the Company's ability to generate value and grow the Company's business. Free cash flow is calculated as cash flow from operations less cash used in investing activities. Free cash flow is a non-GAAP financial measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The most directly comparable measure to free cash flow calculated in accordance with IFRS is cash flows that are not related to financing activies. For more information on the reconciliation of free cash flow, please refer to the reconciliation table following this note.

	Nine months ended September 30,
	2023	2022
	$	$
Cash provided by operating activities	2,235,517	106,788
Cash used in investing activities	(761,695)	(327,379)

Free cash flow	1,473,822	(220,591)

Third Quarter 2023 Corporate and Business Highlights

● In-house brand, Endgame ranks 1st and 2nd of the best-selling concentrates and ranks 3rd of the best-selling vapor pens in Alberta, according to Headset1

● In-house brand, Endgame ranks 4th and 5th of the best-selling concentrates in British Columbia, according to Headset2

1 Source: Headset Data, November 29, 2023

2 Source: Headset Data, November 29, 2023

● In-house brand, Endgame ranks 3rd of the best-selling vapor pens in Ontario, according to Headset3

● In Q3 2023, the following new SKUs for in-house brands were accepted for listing in: Ontario - 23; Alberta - 19; Manitoba - 17; Yukon - 11; Saskatchewan - 10; and British Columbia - 6.

Financial Statements & Management's Discussion and Analysis

This earnings press release should be read in conjunction with Adastra's interim financial statements for the three and nine months ended September 30, 2023 (the "Financial Statements") and the related management's discussion & analysis (the "MD&A"), which can be found on Adastra's issuer profile on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca.

About Adastra Holdings Ltd.

Adastra has become one of Canada's leaders in the supply and manufacturing of ethnobotanical and cannabis products for lawful adult-use. It serves medical markets and engages in forward-looking therapeutic applications. With cannabis concentrate products sold through retailers at more than 2,000 locations across Canada, Adastra's Phyto Extractions and Endgame Extracts brands are now well established with a solid distribution presence. As a Health Canada licensed facility, it specializes in extraction, distillation and manufacturing of a range of cannabis-derived products. Adastra partners with healthcare professionals and practitioners within the regulated environment to create products suitable for the medical cannabis market, with the ultimate aim of addressing the needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director

(778) 715-5011

michael@adastraholdings.ca

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain "forward‐looking information" as defined under applicable Canadian securities legislation, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes information regarding: the expected long-term benefits of the Company focusing on the Company's in-house brands; the Company's ability to continue to deliver value to its stakeholders; the Company's ability to be a key player in the cannabis industry; the availability of the Financial Statements and the MD&A on the Company's SEDAR+ profile; and expectations for other economic, business, and/or competitive factors.

3 Source: Headset Data, November 29, 2023

Investors are cautioned that forward-looking information is not based on historical fact but instead reflects management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the  availability of a qualified workforce; regulatory and licensing risks; changes in consumer demand and preferences; changes in general economic, business and political conditions, including changes in the financial markets; reductions in the Company's retail space and store locations; the global regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change; compliance with extensive government regulation; public opinion and perception of the cannabis industry; the impact of COVID-19; and the risk factors set out in the MD&A and the Company's management discussion and analysis for the years ended December 31, 2022 and 2021, which are available on the Company's profile on SEDAR+ at www.sedarplus.ca.

SOURCE: Adastra Holdings Ltd.